SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

AXONICS MODULATION TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05465P101

(CUSIP number)

M.O.J.M. Perret

Cooperatieve Gilde Healthcare IV U.A.

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 05465P101	Schedule 13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare IV U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,133,332
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,133,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. Geoff Pardo is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 33,228,911 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the closing of the Issuer’s Common Stock offering on the Issuer’s prospectus filed under Rule 424(B)(5), filed with the Securities and Exchange Commission on November 21, 2019.

CUSIP NO. 05465P101	Schedule 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare IV Management B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,133,332 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,133,332 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. Geoff Pardo is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 33,228,911 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the closing of the Issuer’s Common Stock offering on the Issuer’s prospectus filed under Rule 424(B)(5), filed with the Securities and Exchange Commission on November 21, 2019.

CUSIP NO. 05465P101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,133,332 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,133,332 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. Geoff Pardo is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 33,228,911 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the closing of the Issuer’s Common Stock offering on the Issuer’s prospectus filed under Rule 424(B)(5), filed with the Securities and Exchange Commission on November 21, 2019.

CUSIP NO. 05465P101	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Geoff Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Stated

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,133,332 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,133,332 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. Geoff Pardo is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 33,228,911 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the closing of the Issuer’s Common Stock offering on the Issuer’s prospectus filed under Rule 424(B)(5), filed with the Securities and Exchange Commission on November 21, 2019.

CUSIP No. 05465P101	SCHEDULE 13D/A	Page 5 of 7 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on January 4, 2019 (together with Amendment No. 1, “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 is filed jointly by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”), Gilde Healthcare IV Management B.V. (“GHCIVM”), Gilde Healthcare Holding B.V. (“GHH”) and Geoff Pardo (“Pardo”, and together with Gilde Healthcare, GHCIVM, and GHH, the “Reporting Persons”) pursuant to their joint filing agreement, which was filed with the Securities and Exchange Commission as Exhibit 1 to the Schedule 13D filed on January 4, 2019, and is incorporated herein by reference.

This Amendment No. 1 is being filed to reflect the number of shares of Common Stock of the Issuer outstanding, as described in Paragraph (a) of Item 5 herein and to reflect Mr. Pardo’s resignation from the Board of Directors of the Issuer in early April 2019.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Paragraph (c) of Item 2 is amended and restated in its entirety as follows:

(c) GHCIVM manages and advises Gilde Healthcare and is owned by GHH. Gilde Healthcare makes venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products. Pardo is a partner of Gilde Healthcare.

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is amended and restated in its entirety as follows:

(a) Based on the Issuer’s prospectus filed under Rule 424(B)(5), filed with the Securities and Exchange Commission on November 21, 2019, there were 33,228,911 shares of Common Stock reported by the Issuer to be outstanding immediately after the closing of the Issuer’s Common Stock offering.

CUSIP No. 05465P101	SCHEDULE 13D/A	Page 6 of 7 Pages

Gilde Healthcare is the record holder of an aggregate of 3,133,332 shares of Common Stock, which represents beneficial ownership of approximately 9.4% of the outstanding shares of Common Stock on November 21, 2019.

GHCIVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

Pardo is a partner of Gilde Healthcare. Pardo shares the decision-making power (and has no power to decide on his own) of GHCIVM with respect to the voting and disposition of the securities of the Issuer beneficially owned by GHCIVM. As a result, Pardo may be deemed to beneficially own the securities of the Issuer held of record by Gilde Healthcare. As a result, each of the Reporting Persons may beneficially own an aggregate of 3,133,332 shares of Common Stock, or approximately 9.4% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference. In connection with its purchase of shares of the Issuer’s preferred stock, Gilde Healthcare and certain of the Issuer’s other investors are party to a Fourth Amended and Restated Investors’ Rights Agreement, dated March 29, 2018, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-227732) declared effective by the Commission on October 30, 2018 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 and Exhibit 3 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of Gilde Healthcare and Pardo has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Pardo. The indemnification agreement requires the Issuer, among other things, to indemnify Pardo for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Pardo in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

CUSIP No. 05465P101	SCHEDULE 13D/A	Page 7 of 7 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated January 3, 2019, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on January 4, 2019).

Exhibit 2	Fourth Amended and Restated Investors’ Rights Agreement, dated March 29, 2018, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 5, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Exhibit 3	Amendment to Fourth Amended and Restated Investors’ Rights Agreement, dated October 17, 2018, by and among the Issuer and the Investors party thereto (filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Exhibit 4	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Exhibit 5	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: November 27, 2019		COOPERATIEVE GILDE HEALTHCARE IV U.A.

By: GILDE HEALTHCARE IV MANAGEMENT B.V. Its: Manager

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

GILDE HEALTHCARE IV MANAGEMENT B.V.

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

GILDE HEALTHCARE HOLDING BV

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

	By:	/s/ Geoff Pardo
Geoff Pardo